Ecopetrol informs of a change in the time for the publication of its third quarter 2024 report and conference due to the change to Standard Time in the United States

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (the “Company”) informs that, as previously announced, on Thursday, November 14, 2024, the Company’s management will hold a single virtual conference with broadcasts in Spanish and English to discuss its financial and operating results for the third quarter of 2024. Given the change to Standard Time in the United States, the previously announced time for the conference call has changed to the one indicated below:

Conference Call
09:00 a.m. Col Time
09:00 a.m. NY Time

To access the webcast, the following link will be available:

https://xegmenta.co/ecopetrol/conferencia-de-resultados-3t-2024/

Once you receive the invitation, you will find the link for the Spanish webcast and the link for the English webcast, as previously communicated on October 30 through a release.

Bogota D.C., November 7, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

For more information, please contact:

Head of Capital Markets (a)

Lina María Contreras Mora

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co